Exhibit 4(b)(xix)

26 April 2018

Private & Confidential

Ms Sarah Bentley

Dear Sarah,

Designate Non-Executive Director Appointment – Lloyds Banking Group Ring Fenced Banks

Following our recent discussions, I am pleased to confirm your proposed appointment as a Designate Non-Executive Director of the subsidiary companies that will comprise our Ring Fenced Bank, namely Lloyds Bank plc and Bank of Scotland plc (“the Ring Fenced Banks” or “the Companies”). Subject to regulatory approval, we would propose your formal appointment as a Director of each of the Ring Fenced Banks when our new governance arrangements take effect on 1st January 2019. As your appointment to these Boards (together, “the Ring Fenced Bank Boards” or “the Boards”) will be subject to regulatory approval, this appointment will be confirmed in a further letter once approval has been obtained.

These Boards currently meet concurrently with the board of their parent company, Lloyds Banking Group plc, and this is expected to continue except for certain meetings each year when the Ring Fenced Bank Boards will meet independently. Subject to any conflicts on matters reserved for the Group, you would be invited to be in attendance and contribute when appropriate throughout these meetings from the time you take up your appointment as a Designate Director, although you will not assume any responsibilities until your formal appointment to the Ring Fenced Bank Boards. During your induction you will be provided with further details of how the Boards will be run under the new governance arrangements and your role and responsibilities in respect of the concurrent meetings.

Your appointment is subject to the terms and conditions set out in this letter.

1.	Appointment

Your appointment as Designate Non-Executive Director of the Ring Fenced Bank Boards will commence on 1st September 2018. Your formal appointment as a Director will commence on

1st January 2019, subject to regulatory approval. However, in order to allow you to familiarise yourself with the Group and help finalise the governance arrangements it is proposed that you should be in attendance at meetings and invited to participate when appropriate from the date of your appointment as a Designate Director. Appointments are for an initial term of three years from the date of formal appointment, reviewable annually. Subject to satisfactory performance and the requirements of the Boards at the time, Non-Executive Directors may be invited to serve for a further term.

Continuation of your appointment is subject to:

●	approval by the Prudential Regulatory Authority (PRA) and Financial Conduct Authority (FCA) and to this status being maintained. As a Director requiring such approval you are required to adhere to certain standards set by the PRA and FCA. A copy of the applicable standards will be included in your appointment pack. You must inform each of the Companies and PRA and FCA of any significant changes in your personal circumstances which may have an impact on your approved status; and

●	satisfactory performance and contribution to the Boards and any Board committees on which you serve.

2.	Termination

You will cease to hold the office of Director or continue as Designate-Director if:

(i)	you resign from your appointment;

(ii)	either of the Companies terminates your appointment or chooses not to invite you to serve for a further term;

(iii)	you fail to meet, on an ongoing basis, the standards expected of a person performing your role; or

(iv)	the articles of association or any law or regulation prevents you from continuing in office.

In the case of (i) and (ii) above, there is no entitlement to notice or to compensation for loss of office. However, the Companies will endeavour to give you reasonable notice where appropriate. You are requested to make the Chairman aware of any intention to resign from your position so that the Boards can plan for orderly succession.

In the case of termination under (iii) or (iv) above, your appointment will terminate automatically with immediate effect and without compensation.

3.	Board Committees

In addition to your appointment as a Non-Executive Director you will be required to serve on at least two Board Committees for each of the Companies which may be subject to rotation. I would propose that initially you would be a member of both the Remuneration and Risk Committees, including the sub-committee of the Risk Committee that reviews IT and Cyber Security risks. However allocation of the committee memberships across the Non-Executive Directors will be finalised once all the appointments are complete.

The Committees will generally meet concurrently with the equivalent committees of Lloyds Banking Group plc, but will hold separate meetings from time to time in accordance with our governance arrangements.

You may also be required to serve on other ad hoc Board Committees or sub-committees established from time to time for a specific purpose.

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4.	Role of Non-Executive Directors

Once appointed as a Non-Executive Director your duties will be those required of that role. Non-Executive Directors have the same legal responsibilities as other Directors.

In respect of each of the Companies, the Board is collectively responsible for promoting the success of the company by directing the company’s affairs. As members of the unitary board, all Directors are required to:

•	provide sound and entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•	set the company’s strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives, and review management performance;

•	set the company’s values and standards and ensure that its obligations to its shareholder are understood and met; and

•	ensure compliance with legal and regulatory requirements, including the effective implementation of the ring fencing regime.

5.	Responsibilities and accountabilities

Your more specific responsibilities and accountabilities once appointed as a Non-Executive Director are reflected in the wider corporate governance framework of Lloyds Banking Group plc and its subsidiaries (“the Group”) and the Ring Fenced Bank Directors’ Handbook, and will include, to the extent relevant, any responsibilities prescribed pursuant to UK regulation and as notified by the PRA and/or FCA, details of which are available from the Company Secretary. In particular, your responsibilities will include ensuring that the interests of the Companies and the requirements of the ring fencing regulations are given due consideration and that any conflicts of interest between the Companies and the wider Group are appropriately managed, including where necessary exercising your weighted voting rights with other independent Directors where a conflict has been identified.

6.	Time Commitment

As a Non-Executive Director, you are required to devote such time as is necessary for the effective discharge of your duties. The likely minimum time commitment for your role is approximately 35 – 40 days per annum which is made up as follows:

●	Base time commitment for Non-Executive Directors	c.25 - 28 days
●	Additional time for membership of Risk Committees	c.5- 6 days
●	Additional time for membership of Remuneration Committees	c.5- 6 days

The estimated time commitment includes scheduled Board and Committee meetings relevant to your role, plus strategy sessions (including a 2 - 3 day offsite meeting), and preparation for meetings. A schedule of Board and committee meetings will be provided by the Company Secretary.

The above minimum time commitment is based on planned events. From time to time, you may be required to attend meetings at short notice. In such cases, you will be required to make yourself available as appropriate.

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In your capacity as a Director of the Companies, you may be required to attend or represent the Group at meetings with the regulator, the Government, or other third parties as appropriate.

Your on-going executive role at Seven Trent plc is recognised, however you may need to limit any other commitments to ensure that you can meet the legal and time commitments of the role. Although unlikely to apply to you, you should be aware that new legislation limits a Director of a financial services company to holding a maximum of four Non-Executive Director roles.

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the Board.

The agreement of the Chairman should be sought before accepting additional commitments that might affect your ability to meet the time commitments necessary to discharge your duties.

7.	Fees and Expenses

The following annual fees will be payable in respect of your appointment as a Non-Executive Director and pro-rate for your initial period as a designate Director, assuming membership of two committees:

●	Non-Executive base fee	£ 78,000
●	Additional fee for membership of Risk Committees	£ 32,650
●	Additional fee for membership of Remuneration Committees	£ 32,650

Total fees payable:		£143,300

Fees are payable monthly in sterling and will be paid to a Lloyds bank account (or an account with any of the Lloyds Banking Group brands), held in your name. If you do not hold such an account, you will be required to open one for this purpose. Please contact the Company Secretary who will be happy to make the necessary arrangements.

The Companies will reimburse you for all reasonable and properly documented expenses incurred by you in the performance of your duties.

8.	Outside Interests

It is accepted and acknowledged that you have business interests other than those of the Companies. As a condition of your appointment you are required to declare any such directorships, appointments and interests to the Board in writing. If you take on any additional business interests or become aware of any potential conflicts of interest, these must be disclosed to the Boards as soon as they arise or become known to you. If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the Companies, you must first discuss the matter with the Chairman and obtain a resolution of the Board authorising such interest. Regardless of any approval given in relation to outside interests, it is your responsibility to ensure that you can meet the time commitment required by the role.

9.	Confidentiality

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, know-how, business information or other private or confidential information relating to the business, finances or affairs of the Companies or any member of the Group, or any customer of the Companies or any other

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information provided on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information.

This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the Companies or any member of the Group.

Your attention is also drawn to the requirements under both legislation and regulation relating to the disclosure of price sensitive information. You should avoid making any statements or engaging in any dealings that might contravene these requirements. The Company Secretary can provide further information and advice on these matters if required. Company policy is that all external communication on Company affairs is restricted to the Chairman, Group Chief Executive and Group Director Corporate Affairs only.

10.	Induction

Following appointment, the Companies will provide further tailored induction to the extent required. You are entitled to request any additional information or briefings to assist you in the execution of your duties.

11.	Evaluation and review of performance

The performance of individual Directors and the Boards and their committees is evaluated annually. In the interim, if there are any matters which you wish to discuss in relation to your role, please feel free to contact me.

12.	Directors’ Liability Indemnity and Insurance

To the extent permitted by law, Directors are entitled to be indemnified by the Companies against all costs and liabilities incurred by them in execution of their duties. A deed of indemnity will be included in your appointment pack for signature and return.

You will also have the benefit of any Directors’ and officers’ insurance cover maintained from time to time by the Companies (but this shall not oblige either of the Companies to maintain any such cover either at all, or on current terms).

13.	Independent Professional Advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director and it will be appropriate for you to consult independent advisers at the Companies’ expense. The relevant company will reimburse the full cost of expenditure incurred.

14.	Disclosure and Dealings in Shares

The Companies may be required to include in their annual accounts a note of any material interest that a Director may have in any transaction or arrangement that the relevant Company has entered into. You must disclose any such interest as soon as possible but no later than the Board meeting at which the transaction or arrangement is first discussed so that the Board can note your interest and, if appropriate, approve any conflicts. A general notice that you are interested in any contracts with a particular person, firm or company is acceptable.

During the continuation of your appointment you will be expected to comply (and to procure that your spouse and any closely associated persons comply) where relevant with any rule of law or regulation of any competent authority or of the Company from time to time in force in

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relation to dealings in shares, debentures and other securities of the Group and/or the Companies and the unpublished price sensitive information affecting the shares, debentures and other securities of the Group and/or the Companies.

Details of the procedure for dealing in shares, together with a copy of the dealing code, will be in your appointment pack.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Please do not hesitate to contact me for any assistance in any matters during the term of your appointment. I look forward to working with you.

Best regards,

/s/ Norman Blackwell

I acknowledge receipt of the letter dated 26th April, 2018 of which this is a copy and accept the terms of appointment.

Signed	/s/ S Bentley

Date	30th April 2018
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